May 8, 2008

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	RxElite, Inc.
Registration Statement
on Form S-1 filed March 14, 2008, as amended
(File No. 333-149707)

Dear Mr. Riedler:

We are securities counsel to RxElite, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated April 24, 2008, from the Division of Corporation Finance to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2008 (“Form S-1”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 2 to the Company’s Registration Statement on Form S-1.

General

1.  We note your response to comment 3 calculated the total outstanding non-affiliated shares as of December 31, 2007. Please revise this calculation to use the most recent date practicable. Please do not include any of the shares held by Castlerigg Master Investments in the total outstanding non-affiliated shares. To the extent this calculation differs from the share numbers provided in your beneficial ownership table on page 51 of your prospectus, explain the reason for these differences.

Response

As of April 30, 2008, the Company had 116,315,303 shares issued and outstanding, inclusive of 5,594,033 shares held by the selling shareholder, Castlerigg Master Investments LTD. (“Castlerigg”). This figure was the same as of April 15, 2008, a few days prior to the filing of Amendment No.1.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

Please note that the table on Page 51 of Amendment No.1 was prepared utilizing the 116,315,303 shares as issued and outstanding and Castlerigg was not listed because the number of shares held by it were less than 5%. Under the terms of the Note, Series A Warrant and Series B Warrant, Castlerigg cannot obtain shares under the Note or the Warrants if it would own beneficially, as a result of any conversion or exercise, more than 4.99% of the shares of Common Stock of the Company. Therefore, Castlerigg does not appear in the table as a 5% stockholder.

Further, please note that the Series B Warrants are not exercisable until such time, as the Company elects to redeem the Note. The Company’s right to redeem the Note is not within the control of Castlerigg and does not accrue until a date which is at least 9 months after the issuance date (September 29, 2008). Because the Series B Warrant is not exercisable at this time nor within 60 days, Castlerigg should not be deemed the beneficial owner of the shares underlying the Series B Warrants. The terms of this limitation on the exercise of the Series B Warrants are discussed at page 64 of the registration statement.

Even though the Company has an aggregate of 116,315,303 shares outstanding, the Company acknowledges that solely for the purposes of calculating the Company’s outstanding non-affiliate float in accordance with Staff’s guidance under Rule 415, 5,594,033 shares owned by Castlerigg should be subtracted from the total number outstanding Of the 110,721,270 shares issued and outstanding, affiliates of the Company own 17,102,438 shares and therefore the total number of shares issued and outstanding and not held by affiliates is 93,618,832 shares. Please note that the beneficial ownership table on page 51 of the filing also includes, for those persons listed, option or warrants which may exercisable (as set forth in the footnotes), and therefore the table has different numbers as a total for shares held by affiliates.

Based upon the figure of 93,618,832 shares, the number of shares which could be registered based upon a 33.3% percentage allowed by Staff under the Rule 415 analysis, is 31,175,071 shares. This same analysis was utilized for Amendment No. 1 in calculating the possible number of shares; however, because the Company has more shares outstanding as of April 30th than it had as of December 31, 2007, the date of the closing of the Castlerigg investment, the number of shares which can be registered is higher.

The Company has more shares issued and outstanding as a result of two transactions, namely, the Company’s acquisition of a non competition agreement from Dr. Arie Gutman and an assignment of royalty rights, both in connection with the acquisition of assets from FineTech Laboratories, which shares were issue in January, 2008. This information appears at page 21 of the registration statement. In addition, the Company issued 1,000,000 shares to a consultant in February, 2008.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

Total outstanding shares on April 30, 2008	116,315,303

Outstanding shares held by affiliates (officers, directors and significant stockholders)	(17,102,438)

Shares held by Castlerigg	(5,594,033)

Total outstanding shares held by non-affiliates and excluding Castlerigg	93,618,832

x 33.3%	31,175,071

We have modified the registration statement and the information appearing under the section “Selling Stockholder’ at pages 53 to 60 to reflect for this increased number of shares. On behalf of the selling stockholder, the Company is seeking to register for resale by the selling stockholder the following:

Shares held by Castlerigg	5,594,033

Shares underlying Series A Warrants	13,985,083

Shares underlying Note	9,323,389

Shares underlying Series B Warrants (1)	2,272,566

Total	31,175,071

(1) The Series B warrants may be exercised for an aggregate of 4,661,694 shares of Common Stock. The number of shares of Common Stock underlying the Series B Warrants which have been included for resale by the selling stockholder has been reduced in order to comply with Staff’s Rule 415 guidance.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

Selling Stockholder

2.  We note your disclosure in footnote 2 in your table on the top of page 54. Please revise the number of shares in the second column and footnote 2 to include (a) the additional 2,402,204 shares which may be issued under the Series A Warrant and (2) the shares which may be issued under the Series B Warrant. Alternatively, if you believe that the selling shareholder is not a beneficial owner of such shares, please provide a detailed analysis which supports your conclusions.

Response

We have revised the table as requested to reflect the potential issuance of shares under the Series A Warrant. As stated earlier, the Series B Warrant is not exercisable until such time as the Company elects to redeem the Note. The Company’s right to redeem the Note does not accrue until a date which is 9 months (September 29, 2008) after the issuance date of the Note and therefore Castlerigg should not be deemed the beneficial owner of the underlying shares of Common Stock. Under the traditional Section 13D analysis, Castlerigg is not deemed to be the owner of the Series B Warrant shares at this time. Further, as noted above, each of the Note, Series A Warrants and Series B Warrants contain “blockers” which terms prohibit Castlerigg from converting the Note or exercising the warrants to the extent that as a result of any such conversion Castlerigg would beneficially own more than 4.99% of the Common Stock of the Company. The figure under the heading “Number of Shares of Common Stock Owned Prior to the Offering” reflects the shares owned and a number of shares which might be issued under the Note and the Series A Warrants up to such 4.99% limitation.

For disclosure purposes, however, we have continued to include the footnote to advise potential purchases of the possible issuance of additional shares underlying the Note, the Series A Warrant and the Series B Warrant.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

The table at page 54 is revised as follows:

Name of Selling Stockholder	Number of Shares of Common stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to Prospectus	Number of Shares of Common Stock Owned after Offering

Castlerigg Master	5,827,435 (2)	31,175,071	0 (3)
Investments Ltd. (1)

(1) Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Castlerigg”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”).  Holdings is the controlling shareholder of Castlerigg.  Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments Ltd. The business address of each of these entities is as follows: c/o Sandell Asset Management Corp. 40 W. 57th Street, 26th Floor, New York, New York 10019. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

(2) Represents 5,594,033 shares of common stock issued, and an additional 233,402 shares of common stock issuable pursuant to the Series A Warrant and the Note. The selling stockholder is prohibited, pursuant to the terms of the Note, the Series A Warrant and the Series B Warrants held by it from converting or exercising such securities if such conversion or exercise would result in the selling stockholder owning in excess of 4.99% of the shares of Common Stock of the Company. Does not include any shares which may be issued pursuant to the Series B Warrants held by the selling stockholder or any shares of Common Stock issuable pursuant to the Note or Series a Warrants in excess of 4.99% of the Company’s outstanding shares of Common Stock . The Series B Warrant is not exercisable until such time as the Company elects to redeem the Note held by the selling stockholder. The Company’s right to redeem the Note does not accrue until a date which is at least 9 months (September 29, 2008) after the issuance date of the Note.

(3)  As noted in footnote (2) above,  the selling stockholder is prohibited, pursuant to the terms of the Note, the Series A Warrant and the Series B Warrants held by it, from converting or exercising such securities if such conversion or exercise would result in the selling stockholder owning in excess of 4.99% of the shares of Common Stock of the Company. We have included for resale by the selling stockholder an aggregate of 31,175,071 shares of common stock comprised of 5,594,033 shares actually held by Castlerigg, 13,985,083 shares of common stock which could be issued upon full exercise of the Series A Warrants, 9,323,389 shares which could be issued upon full conversion of the Note and up to 2,272,566 shares issuable upon partial exercise of the Series B Warrants. The Series B Warrants provide for the potential issuance of 4,661,694 shares and we have excluded from this calculation 2,389,126 shares of Common Stock which may be issuable under the Series B Warrants but have not been included in the registration statement of which this prospectus forms a part.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

3. Similarly, please revise the fourth column of this same table to include the shares which may be issued under the Series B Warrant. In addition, please delete or revise your reference to footnote 2 as this footnote reference does not appear to be appropriate.

Response

See our Response to comments 1 and 2 above. As indicated above, the Series B Warrant is not exercisable at this time within the control of Castlerigg and not within 60 days and therefore Castlerigg should not be deemed the beneficial owner of the shares of Common stock underlying the Series B Warrant. It would appear to the Company that providing disclosure related to the warrant shares would be misleading in this table.

Total Dollar Value of Securities Underlying the Notes and Potential Profits on Conversion, page 54

4. We note your response to comment 4 and the second table provided on page 54. Please revise your table to include 26,500,301 shares registered on this registration statement as they are issued/issuable pursuant to the convertible Note transaction.

Response

Staff’s original comment requested that we provide disclosure related to the “total value of the securities underlying the convertible Note”. We understood that comment to require disclosure solely to the Note since there is additional disclosure and separate tables related to the Warrants. Further, the inclusion of all shares in the “Note transaction” includes shares issuable upon exercise of Warrants, and the selling stockholder would be required to pay cash for the exercise of the Warrants to receive the shares. It would appear to the Company that providing disclosure related to the warrant shares would be misleading in this table. As noted in our prior responses to Staff comments 2 and 3 above, the selling stockholder is not deemed to beneficially own the underlying Series B Warrant shares at this time. Further, the other modifications to the filing in response to the other comments would also appear to provide the requested information in other portions of the filing.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

However, in response to Staff’s comment, we have modified the table to include a footnote for the exercise of the Series A and Series B Warrants.

The new revised table appears at page 54.

Total Dollar Value of Securities underlying the Notes and Warrants and Potential Profits

Total Dollar value of Securities underlying the Note and Potential Profits on Conversion

The following table sets forth the potential profit to be realized upon conversion of the Note held by the selling shareholder based on a conversion price of $1.1262 and the closing price of our common stock of $0.88 on December 31, 2007.

Convertible Note	Date of Issuance	Original Principal Amount(1)	Fixed Conversion Price	Number of Shares of Common Stock (2)	Total Dollar Value of Shares (3)

Castlerigg Master Investments LTD 9.5% Secured Convertible Promissory Note	12/31/2007	$10,500,000	$1.1262	31,175,071	$27,434,063

(1)	Does not include accrued, but unpaid interest that may be converted into shares of common stock.

(2)
Pursuant to the terms of the Note and the documents and agreements entered into by the Company and the selling shareholder, the number of shares issuable upon conversion of the full principal amount of the Note would be 9,323,389 shares based upon a conversion price of $1.1262. All of such shares are being registered for resale pursuant to the registration statement of which this prospectus forms a part, and the total value of the shares would be $8,204,581 (based upon a market price of $0.88 per share on December 31, 2007). Further, included in the number of shares are 13,983,083 shares which may be obtained upon exercise of the Series A Warrant and 2,272,566 shares which may be obtained upon exercise of the Series B Warrant. The Series A Warrant and the Series B Warrant have an exercise price of $1.1262 per share. If the selling stockholder exercised the Series A Warrants and Series B Warrants for these shares, the Company would receive an additional $18,307,112 in gross proceeds.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

(3)	Based upon the closing price of $0.88 per share on December 31, 2007.

Potential Payments made in connection with the Financing, page 55.

5. We are reissuing part of prior comment 5. Please quantify in this table the total possible payments that you have made or may be required to make to the selling shareholder in the first year following the sale of the Note. For example, we note that you have not quantified in this table:

•	all quarterly interest payments that are payable in the first year,

•	the potential liquidated damages described in subsection E on page 57, or

•	the potential redemption payments as described in subsection F on page 57.

Please revise this information throughout the Selling Shareholder section. For example, we note that you provide this information again in the table on the bottom of page 59.

Response

We have revised the table to include the total interest payments as interest in the first year and to also include the potential liquidated damages payment if the registration statement is not effective by June 8, 2008. We note that if we are effective by such time, which we fully expect, this inclusion would be meaningless since the basis for the payment would be vitiated.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

However, we respectfully disagree with Staff’s further comment regarding disclosure of “total possible potential payments” as they relate to other liquidated damages and redemption payments.

We have reviewed other filings in response to similar Staff comments, and although we understand they are not controlling, we believe the presentation in the Company’s filing is consistent with other issuer filings on the same subject matter. We believe that these other filings have similar disclosure because of the inability of issuers to ascertain the potential payments and Staff has concurred.

Further, the Company does not intend to make any redemption at this time, and cannot do so for financial reasons at this time even were it so inclined, without a significant new financing. Also, it is not in default under any obligations to the selling stockholder, and of course intends not to be in default in the future, so to present estimates of payments which might occur if it were in default of one or more obligations or covenants cannot be accurately estimated.

We have included the notes to the table to provide full disclosure of the possibility of these payments. However, placing dollar figures into the table would, in the Company’s opinion, be misleading because the amount of such payments cannot be estimated with any reasonable certainty since any such payments are based on unknown future events. For example, the amount of potential damages for a failure to deliver shares is based upon, among other factors, the number of days exceeding the required delivery date. The Company cannot estimate an actual number for this scenario. The Company believes that the disclosure of the formula and factors which determine the possible damages provide readers of the prospectus with full and fair disclosure. Further, a potential purchaser of shares of the Company would not, in the Company’s opinion, be swayed by the potential number of penalty shares which might be issued, but instead would be more influenced by the fundamentals of the Company’s business and operations.

Comparison of Proceeds to the Company to Potential Investor Profit, page 58

6. We note your disclosure in footnote 3 following the table on the top of page 58. This footnote is not referenced in the table. In addition, it does not appear that you are registering additional shares to provide for the issuance of additional shares for interest payments and penalties. Please clarify.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

Response

The footnote appearing in Amendment No. 1 that is referred to by Staff was in error since we did not intend to register any additional shares for penalties or interest and have not included any shares for such purposes in the amendment.

7. We note your disclosure on page 62 that the conversion price of the Notes will be reset in the event the company does not meet quarterly EBITDA targets. Please revise your disclosure in this section to include a hypothetical table which illustrates the potential investor profit in the event the company did not make its EBITDA target for March 31, 2008. In addition, if known, please also disclose whether or not the company met this March 31, 2008 target. Please also include the potential discount in the table on the bottom of page 59.

Response

Based upon its preliminary analysis of its financial condition as of March 31, 2008, management believes that the Company satisfied its EBITDA target at March 31, 2008.  As we have past March 31st, we have instead revised the disclosure to include the possible profit if the Company does not meet the EBITDA target for June 30, 2008 and subsequent quarters. For purposes of this disclosure, we utilized a seven day average of the Company’s stock price as of May 5, 2008 ($0.28 per share). The Company believes that the use of an average in its estimate is proper and appropriate because of the volatility of the Company’s stock prices. We have inserted the following language at page 62 to disclose the potential reduction in the conversion price based upon the 7 day average of $0.24 (85% of the common stock price).  Prior to going effective the Company will update this disclosure if necessary.

In the event that the Company was not in compliance with the EBITDA covenants as of the date of this prospectus, and utilizing a 7 day average price of our Common stock for the 7 days ended May 5, 2008, the conversion price of the Note would be reduced to $0.24 per share. Therefore, the principal amount of the Note would be convertible into an aggregate of 43,750,000 shares.

The original table reflects the proceeds obtained, including the exercise price of the Series A and Series B Warrants. The exercise price of these Warrants will not change if the Company does not satisfy the EDITDA covenants in the Note. Therefore, the amount of gross proceeds to the Company would remain unchanged.

Set forth below is an alternative chart reflecting the gross and net proceeds that we received in the private placement completed on December 31, 2007, compared with the potential net profits to the investor in the private placement detailing the potential profit for the selling shareholder upon conversion of the Note at a hypothetical price of $0.24 per share. This hypothetical price reflects a 7 day average of our Common stock for the 7 days ended May 5, 2008. We have included this additional hypothetical table to provide an example of a lower Note conversion price which could occur in the future if the Company were unable to satisfy certain EBITDA maintenance covenants under the Note.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

May 8, 2008

Gross Proceeds from placement (1):	$31,500,000
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$12,495,000
Resulting Net Proceeds from placement:	$19,005,000
Total Possible Discount to Market Price of Stock Registered Hereunder:	15%
Total Amount of Possible Payments Divided by Net Proceeds, Net any Discounts	51%

(1) The gross proceeds reflects the initial investment of $10,500,000 and the exercise for cash of the Series A and Series B Warrants in full for the exercise price of $1.1262. The exercise price of the Series A and Series B Warrant doe not have any adjustment for the Company’s failure to satisfy EBITDA related covenants under the Note.

Please direct any questions or comments concerning this response to Brian C. Daughney at (212) 659-4964 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Brian C. Daughney

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300